Exhibit 21.1

Subsidiaries of the Registrant

The following table lists, as of December 31, 2007, our subsidiaries, all of which are wholly owned, and indicates the jurisdiction of organization of each subsidiary.

Subsidiary Name	Where Incorporated
Sonic Innovations Pty Ltd.	Australia
Sonic Innovations Canada Ltd.	Canada
Sonic Innovations A/S	Denmark
Omni Sonic Innovations ApS	Denmark
Sonic Innovations GmbH	Austria
Sonic Innovations GmbH	Switzerland
Sonic Innovations Ltd.	United Kingdom
StarMedical B.V.	Netherlands
Hoorcomfort B.V.	Netherlands
Hoertoestelcentrum Sneek B.V.	Netherlands
Sonic Innovations GmbH	Germany
NuSound Hearing Aid Laboratory, Inc.	Oklahoma
HEARING Life USA, Inc.	Delaware